UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is being incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Information

Check-Cap Ltd. (the “Company”) is announcing the results of the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company held on April 25, 2024. At the Meeting, the shareholders approved the following proposals by the requisite majority under the Israeli Companies Law 5759-1999:

1.

Approval of the fixed compensation of the interim chief financial officer of the Company in excess of the Company’s Compensation Policy as approved by the shareholders of the Company on December 18, 2023.

79.85% of the votes cast at the Meeting voted in favor of proposal 1.

2.	Approval of the compensation of the interim chief executive officer of the Company. 79.92% of the votes cast at the Meeting voted in favor of proposal 2.

3.

Ratification and approval of the appointment of Mr. Paul Medeiros who was previously duly appointed by the Company’s board of directors (the “Board”) to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

98.78% of the votes cast at the Meeting voted in favor of proposal 3.

4.

Ratification and approval of the appointment of Ms. Kyla Falkiner who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until her earlier resignation of removal.

98.78% of the votes cast at the Meeting voted in favor of proposal 4.

5.

Ratification and approval of the appointment of Mr. Michael Hutton who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

98.78% of the votes cast at the Meeting voted in favor of proposal 5.

6.

Ratification and approval of the appointment of Mr. Daniel Kokiw who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

98.77% of the votes cast at the Meeting voted in favor of proposal 6.

7.

Ratification and approval of the appointment of Mr. David Lontini who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

98.73% of the votes cast at the Meeting voted in favor of proposal 7.

8.	Approval of the removal of Mr. Idan Ben-Shitrit from his position as a member of the Board. 98.90% of the votes cast at the Meeting voted in favor of proposal 8.

9.

Approval of Fahn Kanne & Co., a member firm within Grant Thornton (“Fahn Kanne”), as the independent auditor of the Company for the year ended December 31, 2023, and for such additional period until the next General Meeting of Shareholders of the Company, and approval to grant the Board with the authority to determine Fahn Kanne’s compensation.

98.29% of the votes cast at the Meeting voted in favor of proposal 9.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: April 29, 2024	By:	/s/ Paul Medeiros
		Name:	Paul Medeiros
		Title:	Board Chair, Check-Cap Ltd.

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